SECURITIES 11019635
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Packerland Brokerage Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd., Suite 101
(No. and Street)

Green Bay (City) WI (State) 54313 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Zachary Kelly, Co-CEO, Director of Finance and Operations, 920-662-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anderson, Tackman, and Company PLC
(Name – *if individual, state last, first, middle name*)

306 Cherry Street (Address) Green Bay (City) WI (State) 54301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zachary Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Packerland Brokerage Services, Inc., as of December 31st, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-CEO, Director of Finance and Operations
Title

Terry Pickard
Notary Public Exp 2-1-15

TERRY PICKARD NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACKERLAND BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2010 and 2009

PACKERLAND BROKERAGE SERVICES, INC.

TABLE OF CONTENTS
December 31, 2010 and 2009

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC

CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

We have audited the accompanying statements of financial condition of Packerland Brokerage Services, Inc. (a Wisconsin corporation) as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Packerland Brokerage Services, Inc. as of December 31, 2010 and 2009, and results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson Tackman & Company PLC

February 24, 2011

306 CHERRY STREET
(920) 432-6661

GREEN BAY, WISCONSIN 54301

E-mail: office@atcogb.com
FAX (920) 432-8048

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS	2010	2009
CURRENT ASSETS		
Cash and cash equivalents	$ 1,268,540	$ 990,096
Clearing deposit	70,009	71,368
Receivables:		
Concessions	426,086	225,757
Other	3,802	6,127
Refundable income taxes	-	90
Prepaid expenses	8,790	10,600
Deferred income tax benefit	-	3,856
TOTAL CURRENT ASSETS	1,777,227	1,307,894
PROPERTY AND EQUIPMENT		
Equipment	296,791	229,457
Less accumulated depreciation	168,807	169,573
NET PROPERTY AND EQUIPMENT	127,984	59,884
OTHER ASSETS		
Packerland Building LLC	93,497	82,336
Sierra Insurance Services LLC	-	61,126
TOTAL OTHER ASSETS	93,497	143,462
TOTAL ASSETS	$ 1,998,708	$ 1,511,240

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 14,520	$ 5,629
Commissions payable	399,234	206,060
Accrued payroll	275,549	226,991
Accrued payroll taxes	43,600	1,606
Advance rep renewal collections	222,901	175,973
Income taxes payable	8,323	-
TOTAL CURRENT LIABILITIES	964,127	616,259
OTHER LIABILITIES		
Deferred income tax payable	11,423	-
Reserve for errors and omissions	75,000	75,000
TOTAL OTHER LIABILITIES	86,423	75,000
STOCKHOLDERS' EQUITY		
Common stock, No Par Value - 720,000 Shares Authorized 552,200 Shares Issued and Outstanding	165,590	165,590
Additional paid-in capital	15,734	15,734
Treasury stock at cost, 69,230 and 69,230 shares at $0.8125	(56,249)	(56,249)
Retained earnings	823,083	694,906
TOTAL STOCKHOLDERS' EQUITY	948,158	819,981
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,998,708	$ 1,511,240

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF INCOME
Years ended December 31, 2010 and 2009

	2010	2009
OPERATING REVENUES		
Concessions	$ 12,291,599	$ 10,191,812
Trading	1,216,461	1,185,569
RIA fees	78,054	193,576
Vendor bonuses	63,143	97,556
Sales reps excess	259,006	215,331
Southwest Securities	51,123	82,462
Other	13,573	1,550
TOTAL REVENUES	13,972,959	11,967,856
COMMISSION EXPENSE	11,786,404	10,161,297
NET REVENUES	2,186,555	1,806,559
OPERATING EXPENSES	2,179,415	1,789,942
OPERATING INCOME	7,140	16,617
OTHER INCOME (EXPENSE)		
Packerland Building, LLC income	29,161	27,098
Sierra Insurance Services, LLC income	27,237	38,120
Gain on sale of Sierra Insurance Services, LLC	116,654	-
Loss on disposal of equipment	(97)	(1,781)
Interest income	49	3,724
Interest expense	(1,408)	(2,442)
TOTAL OTHER INCOME	171,596	64,719
INCOME BEFORE INCOME TAXES	178,736	81,336
PROVISION FOR INCOME TAX		
Income tax expense	35,280	27,462
Deferred tax expense (benefit)	15,279	(2,700)
NET PROVISION FOR INCOME TAX	50,559	24,762
NET INCOME	$ 128,177	$ 56,574

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-in-capital	Treasury Stock	Retained Earnings	Total Equity
Balance, January 1, 2009	$ 165,590	$ 15,734	$ (56,249)	$ 638,332	$ 763,407
Net Income for 2009	-	-	-	56,574	56,574
Balance, December 31, 2009	165,590	15,734	(56,249)	694,906	819,981
Net Income for 2010	-	-	-	128,177	128,177
Balance, December 31, 2010	$ 165,590	$ 15,734	$ (56,249)	$ 823,083	$ 948,158

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 128,177	$ 56,574
Adjustments to reconcile net income to net cash provided (used) by operations:		
Depreciation	27,001	30,983
Packerland Building, LLC income	(29,161)	(27,098)
Sierra Insurance Services, LLC income	(27,237)	(38,120)
Gain on sale of Sierra Insurance Services, LLC	(116,654)	-
Loss on disposal of equipment	97	1,781
(Increase) decrease in:		
Receivables	(198,004)	44,928
Refundable income taxes	90	46,154
Prepaid expenses	1,810	(2,330)
(Decrease) increase in:		
Commissions payable	193,174	(66,835)
Accounts payable	8,891	(36,147)
Advance rep renewal collections	46,928	32,762
Accruals	90,552	(306,190)
Deferred and payable income taxes	23,602	(2,700)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	149,266	(266,238)
CASH FLOWS FROM INVESTING ACTIVITIES		
Clearing account changes	1,359	(1,282)
Purchase of office equipment	(95,198)	(8,650)
Distributions received from Packerland Building, LLC	18,000	22,000
Proceeds from Sierra Insurance Services, LLC	205,017	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	129,178	12,068
NET INCREASE (DECREASE) IN CASH	278,444	(254,170)
CASH AT BEGINNING OF YEAR	990,096	1,244,266
CASH AT END OF YEAR	$ 1,268,540	$ 990,096

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of Packerland Brokerage Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Nature of Operations

The Company operates a brokerage services firm located in Green Bay, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association. The Company is engaged in a single line of business as a securities broker-dealer.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash accounts in Federal Deposit Insurance Corporation (FDIC) insured commercial banks located in northeastern Wisconsin. Non-interest bearing accounts at banks are fully insured and all other accounts are insured by the FDIC for up to $250,000. As of December 31, 2010 and 2009, all accounts were fully insured by the U.S. Federal Deposit Insurance Corporation (FDIC).

Clearing Deposit

The Company has $70,009 and $71,368 on deposit with Southwest Securities, Inc. at December 31, 2010 and 2009. A minimum deposit of $50,000 is required by the NASD because Southwest Securities, Inc. is the clearing dealer for securities and the Company is the introducing broker-dealer.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs

The Company's policy is to expense all advertising cost as incurred. Total advertising cost for the years ended December 31, 2010 and 2009 was $29,311 and $15,633, respectively.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

Accounts Receivable

The Company's concessions receivable at December 31, 2010 and 2009 consists of commissions due from various insurance and mutual fund companies. Approximately 90% of these commissions are payable to the Company's sale representatives and are paid upon collection. No bad debt reserve is determined to be necessary, because the effect on net income would not be significant.

When receivables are determined to be not collectible the amount is charged back to the sale representative, reversing both the receivable and the payable.

Property and Equipment

For book purposes, the Company has a policy of only capitalizing assets with a cost of $300 or more. Equipment and furniture with a cost less than $300 is expensed when purchased. Property and equipment that is capitalized is stated at cost. Depreciation is computed by using straight-line method for the useful life of 3 to 8 years for financial reporting. Depreciation expense for the years ended December 31, 2010 and 2009 was $27,001 and $30,983, respectively.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and reserve for errors and omissions, which is not deductible for income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company evaluates tax positions taken on its tax returns in accordance with generally accepted accounting principles, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefits under those criteria. Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses. Federal and most state income tax returns that may be required of the Company are generally subject to examination by taxing authorities for three years after they were filed. Wisconsin income tax returns of the Company are subject to examination for four years after they are filed.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

Investments

Investments in unconsolidated subsidiaries, jointly owned companies, and other investees in which the company has a 20% to 50% interest or otherwise exercises significant influence are carried at cost, adjusted for the company's proportionate share of their undistributed earnings or losses.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the accompanying independent auditors' report, which is the date the financial statements were available to be issued.

NOTE B – PENSION PLAN

The Company provides a SIMPLE IRA plan for the benefit of its employees. All employees that are eligible can participate in this plan. Employees are eligible if they earned at least $5,000 in the previous year and are expected to earn $5,000 in the current year. Participants can elect to contribute a percentage of their annual compensation, up to $11,500 ($14,000 if age 50 or older) per year. The Company matches dollar for dollar each employee's contributions up to 3% of gross salary. The Company contributed $18,074 and $20,949 to the plan during 2010 and 2009, respectively.

NOTE C - EMPLOYEE COMPENSATION AGREEMENTS

The Company had entered into agreements with Kathryn Smith, past CEO, with regard to: salary, car allowance, and monthly commission to be paid as long as the Company makes a profit. The commissions were based on 1.25% of the total income of the Company. The agreements also contained non-compete restrictions. These agreements ended when her employment terminated in September 2009.

PACKERLAND BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE D – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2010	2009
Cash paid during the year for:		
Interest expense	$ 1,408	$ 2,442
Income taxes	$ 25,784	$ 21,015

NOTE E – RELATED PARTY LEASE AND INVESTMENTS

The Company entered into a lease agreement for office space for its Green Bay location with Packerland Building, LLC on February 1, 2008, for a term of 3 years and 7 months ending August 31, 2011, at an annual rate of $94,910 per year with 3% annual increases. Lease payments for 2010 and 2009 were $99,635 and $97,518 under the current lease with Packerland Building, LLC. The Company is also responsible for all utilities. The Company has an option to renew the lease for 36 months at the end of the lease term.

The Company has a net investment of $93,497 and is a fifty percent (50%) owner in Packerland Building, LLC. Packerland Building, LLC has an outstanding mortgage of $286,364 at December 31, 2010. The Company uses the equity method to report this investment.

As of December 31, 2009, the Company was a forty-nine percent (49%) owner in Sierra Insurance Services, LLC, a fixed product service agency. Sierra Insurance Services, LLC has no significant liabilities. The Company uses the equity method to report this investment. On September 7, 2010, the Company sold its ownership interest in Sierra Insurance Services, LLC.

NOTE F – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010 and 2009, the Company had net capital of $715,818 and $597,377, which was $645,781 and $547,377 in excess of its required net capital of $70,037 and $50,000 for the years December 31, 2010 and 2009, respectively.

NOTE G – COMMITMENTS AND CONTINGENCIES

The Company is a co-defendant in two suits in which the plaintiffs are seeking recovery of $350,000 plus punitive damages in excess of $750,000. The plaintiffs' claims are in connection with investments in a Reg. D private placement with Medical Capital. The Company has denied any and all liability for any loss incurred by the plaintiffs and is vigorously defending the claims. No provision has been made in the accounts for any liability for these suits. However, it is at least reasonably possible that the Company's estimate of its liability may change in the near term. Any payments by reason of an adverse determination in this matter will be charged to earnings in the period of determination.

The Company is involved in other various claims arising in the normal course of business. Management believes that their insurance coverage, and the recorded amount reserved for errors and omissions of $75,000, will be sufficient to pay potential liabilities, if any.

NOTE H – RISK MANAGEMENT

The Company is exposed to various risks of losses related to tort; theft of, damage to and destruction of assets; errors and omissions; injuries to employees and natural disasters. The Company has obtained coverage from commercial insurance companies. Settled claims, if any, have not exceeded commercial coverage in any of the past three years, and there have not been any significant reductions in insurance coverage from amounts held in prior years.

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.

SCHEDULES OF OPERATING EXPENSES
Years ended December 31, 2010 and 2009

	2010	2009
Wages and payroll commissions	$ 1,236,107	$ 933,554
Payroll taxes	104,521	97,691
Employee medical insurance	18,276	15,641
Worker's compensation insurance	2,887	5,042
Board of directors' and consulting fees	168,263	95,307
Pension plan contributions	18,074	20,949
Advertising	29,311	15,633
Automobile expense	-	2,835
Car allowance	6,373	17,577
De minimus fringe	1,218	1,151
Dues and subscriptions	3,422	2,125
Professional fees	103,808	103,143
Officers' life insurance	1,604	1,473
Other insurance	7,182	5,483
Licenses and permits	22,246	10,058
Meetings	14,404	12,344
Training	1,339	1,176
Regulation fees	3,412	21,950
Office supplies	98,461	87,433
Postage and delivery	39,637	42,440
Printing and reproduction	14,114	4,359
Bank charges	3,583	8,138
Telephone	15,341	15,721
Travel and lodging	78,270	83,095
Trade adjustments	1,535	8,196
Meals and entertainment	3,155	7,014
Rent	99,635	97,518
Repairs	30,738	8,699
Equipment rental	4,730	5,858
Utilities	14,308	15,214
Settlement agreement	795	3,700
Depreciation	27,001	30,983
Other taxes	2,388	4,188
Miscellaneous	3,277	4,254
	$ 2,179,415	$ 1,789,942

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC
CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

In planning and performing our audit of the financial statements of Packerland Brokerage Services, Inc. (the Company) as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

306 CHERRY STREET
(920) 432-6661
GREEN BAY, WISCONSIN 54301
E-mail: office@atcogb.com
FAX (920) 432-8048

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anderson Tackman & Company PLC

Green Bay, Wisconsin
February 24, 2011

PACKERLAND BROKERAGE SERVICES, INC.

RECONCILIATION TO FOCUS REPORT
December 31, 2010

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
ASSETS					
1	Cash	$ 1,346,642	$ 1,338,549	$ (8,093)	Petty cash (70)
					Void outstanding check (5,568)
					Record additional commissions paid in 2010 (-13,731)
2	Receivables from brokers or dealers	429,888	429,888	-	
9	Investments in associated partnerships	64,336	93,497	29,161	2010 income from investment in Packerland Building
10	Net property and equipment	135,546	127,984	(7,562)	Adjust depreciation to actual (-6,993)
					Record additions and disposals (-569)
11	Other assets	12,716	8,790	(3,926)	Adjust deferred income tax benefit (-3,856)
					Petty cash (-70)
	Total Assets	$ 1,989,128	$ 1,998,708	9,580	
LIABILITIES					
14	Payable to brokers or dealers	$ 363,943	$ 399,234	$ (35,291)	Write off net amounts due from reps that will not be received (-22,601)
					Accrue additional 2010 commissions paid in 2011 (-12,690)
15	Payable to non-customers	395,243	587,970	(192,727)	Accrue additional wages (215,000)
					Adjust advance collections (-30,352)
					Accrue additional payables (8,079)
17	Accounts payable and other accruals	43,409	63,346	(19,937)	Accrue additional income tax payable
	Total Liabilities	802,595	1,050,550	(247,955)	
EQUITY					
23.B	Common stock	165,590	165,590	-	
23.C	Additional paid-in capital	15,734	15,734	-	
23.D	Retained earnings	1,061,458	823,083	238,375	Net of above adjustments
23.F	Treasury stock	(56,249)	(56,249)	-	
	Total Equity	1,186,533	948,158	238,375	
	Total Liabilities and Equity	$ 1,989,128	$ 1,998,708	$ (9,580)	

PACKERLAND BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL
December 31, 2010

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
1	Total equity	$ 1,186,533	$ 948,158	$ 238,375	Net of explanations on reconciliation schedule
6	Nonallowable assets	(214,597)	(232,340)	17,743	See lines 2 - 11 on reconciliation schedule (nonallowable includes $70 petty cash)
10	Net capital	971,936	715,818	256,118	
11	Minimum net capital required	53,506	70,037	(16,530)	
12	Minimum dollar net capital requirement	50,000	50,000	-	
13	Net capital requirement	53,506	70,037	(16,530)	
14	Excess net capital	918,430	645,781	272,649	
15	Excess net capital at 100%	891,677	610,763	280,914	
19	Total aggregate indebtedness	802,595	1,050,550	(247,955)	
20	Percentage of debt to debt-equity total	83%	147%		

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC
CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7), to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Packerland Brokerage Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Packerland Brokerage Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Packerland Brokerage Services, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries of checks #17508 and #18749 recorded in the accounting system dated February 22, 2010 and July 23, 2010, noting no differences;

2. Compared the Total Revenue amounts reported on the audited Forms X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustment reported in Form SIPC-7 with supporting schedules and working papers. No adjustments were reported, therefore no testing was performed; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

306 CHERRY STREET
(920) 432-6661

GREEN BAY, WISCONSIN 54301

E-mail: office@atcogb.com
FAX (920) 432-8048

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anderson Tackman & Company PLC

February 24, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047572 FINRA DEC
PACKERLAND BROKERAGE SERVICES INC 17*17
432 SECURITY BLVD STE 101
GREEN BAY WI 54313-9709

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ZACHARY KELLY 920-662-9500

2. A. General Assessment (item 2e from page 2) $ 35,216.37

B. Less payment made with SIPC-6 filed (exclude interest) (17,943.20)

20 JULY 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 17,273.17

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 17,273.17

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 17,273.17

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PACKERLAND BROKERAGE SERVICES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of FEBRUARY, 20 11.

CO-CEO, DIRECTOR OF FINANCE + OPERATIONS
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 20 10
and ending DEC 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,086,546
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$
2e. General Assessment @ .0025	$ 35,216.37

(to page 1, line 2.A.)